1600 Pioneer Tower 888 SW Fifth Avenue Portland, Oregon 97204 503.221.1440

Thomas P. Palmer	503.802.2018 Fax: 503.972.3718 tom.palmer@tonkon.com

March 20, 2013

Via EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Key Technology, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
(filed December 10, 2012)
Form 8-K dated February 28, 2013
(filed March 6, 2013)
File No. 1-33919
Dear Mr. Vaughn:
On behalf of Key Technology, Inc. (the "Company"), we respectfully submit below the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 7, 2013 to Mr. John J. Ehren, President and Chief Executive Officer of the Company, concerning the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and the Company's Current Report on Form 8-K dated February 28, 2013. For your convenience, we have set forth below each comment in the Staff's letter followed by the Company's response.
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2012
Financial Statements and Supplementary Data, page 31
Consolidated Statements of Operations for the three years ended September 30, 2012, page 36

Mr. Kevin L. Vaughn
Accounting Branch Chief
March 20, 2013

1.
We see that your fiscal 2012 statement of operations includes an expense of $209 thousand labeled “Reclassification from Other comprehensive income”. Please tell us and revise future filings to disclose additional details about the nature of this reclassification. Also, provide us with references to the specific U.S. GAAP you considered when determining how to account for and present this reclassification expense in your financial statements. Specifically address why you presented the amount within other expenses. Finally, tell us where this reclassification is reflected in your Consolidated Statements of Shareholders' Equity at page 37.

As requested, the Company will revise future filings to disclose additional details about the nature of this reclassification. On September 30, 2011, the Company announced an operational restructuring as described in a Current Report on Form 8-K dated September 30, 2011 and discussed in subsequent filings. As part of the operational restructuring disclosures, the Company announced that it believed it could most effectively address the China market through its existing distributor and representative partnerships. Operations related to the China market would continue through these sales channels and internal sales functions in the United States. In fiscal 2012, as part of the implementation of this decision, the Company closed its small China sales office operating as a wholly-owned foreign subsidiary, Key Technology (Shanghai) Trading Co. Ltd., which resulted in the liquidation of the assets and liabilities of the foreign subsidiary.
ASC 830-30-40-1 states that upon complete or substantially complete liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in the translation adjustment component of equity shall be removed from the separate component of equity and be included in the determination of net income for that period. Consequently, in fiscal 2012, the Company reclassified the $209,000 accumulated foreign currency translation adjustment related to the foreign subsidiary out of Accumulated Other Comprehensive Income, which is a component of equity, to Other Income (Expense) in its Statement of Operations and included it in the determination of Net Income for the period. ASC 830-20-45-1 states that a company should disclose the aggregate amount of foreign currency transaction gains or losses included in the determination in net income, but does not provide specific guidance on the proper classification on the face of the income statement. As the accumulated foreign currency translation adjustment is most closely associated with a foreign currency transaction gain or loss, which the Company includes as a component of Other Income (Expense) , the Company determined that including the reclassification of the accumulated foreign currency translation adjustment in Other Income (Expense) was the most consistent and appropriate classification. The reclassification is aggregated in the amounts included in the Consolidated Statement of Shareholders Equity in the column Accumulated Other Comprehensive Income (Loss) in the row titled Comprehensive Income –foreign currency translation adjustments for fiscal 2012.

Mr. Kevin L. Vaughn
Accounting Branch Chief
March 20, 2013

Exhibits 31.1 and 31.2

2.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not include the individual’s title. Refer to Item 601(b)(31) of Regulation S-K.

As requested, in future filings, the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) will be revised by the Company so as not to include the individual’s title.
Form 8-K dated February 28, 2013 filed March 6, 2013

3.
We noted that on February 28, 2013 you completed an acquisition of all of the outstanding shares of Visys NV, a privately held Belgian company, in exchange for approximately $13 million in cash, 600,000 shares of your common stock and 250,000 warrants to buy shares of your common stock. Please provide us with the significance test calculations outlined at Rule 1-02(w) of Regulation S-X for this acquisition. Also, tell us your historical and pro forma financial statement requirements under Item 9.01 (a) and (b) of Form 8-K that result from the referenced acquisition.

The significance test calculations outlined in Rules 1-02(w) and 3-05 of Regulation S-X are as set forth below. The calculations were performed using the most recently completed fiscal years of the respective companies: the year ended September 30, 2012 for the Company and the year ended December 31, 2012 for Visys NV.

Investment Test:

	(dollars in 000’s)	% of total assets

Total assets of the Company	$86,355	-
Investment in Visys NV	21,500	25%

Mr. Kevin L. Vaughn
Accounting Branch Chief
March 20, 2013

Asset Test:

	(dollars in 000’s)	% of total assets

Total assets of the Company	$86,355	--
Total assets of Visys NV	11,732	14%

Income Test:

Computational notes:

1.	If net income for the most recent fiscal year is at least 10% lower than 5-year average, use the average for consolidated net income with loss years excluded.

2.	If either is a loss in latest fiscal year, use absolute value.

	FY08	FY09	FY10	FY11	FY12

Consolidated Company net income before tax	$10,988	$(1,369)	$5,162	$1,950	$594

Average of fiscal year 2008 – fiscal year 2012 net income	$3,739
Fiscal year 2012 Visys NV net income before tax	(90)
Percentage of net income before tax	2%

As a result of the application of the foregoing tests, the Company concluded that its investment in Visys NV meets the 20% level of significance.
As a result, the historical and pro forma financial statement requirements under Items 9.01(a) and (b) of Form 8-K as applied to the transaction will be as follows: (a) one year (as defined) of financial statements of the business acquired, and (b) a pro forma combined balance sheet as of December 31, 2012 and a pro forma combined income statement for the twelve months ended September 30, 2012, and the three months ended December 31, 2012.

Mr. Kevin L. Vaughn
Accounting Branch Chief
March 20, 2013

Pursuant to your request, the Company certification is provided as Appendix A to this letter.
Please do not hesitate to contact me at (503) 802-2018 in the event any member of the Staff has any comments or questions regarding this response.
Very truly yours,

/s/ Thomas P. Palmer

Thomas P. Palmer

TPP/ARS:kkb
Enclosures

Copy (Via E-mail):    Mr. David Burton
Mr. John J. Ehren

APPENDIX A

Company Certification

Pursuant to the Staff's comment letter dated March 7, 2013 to Key Technology, Inc. (the "Company") with respect to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and the Company's Current Report on Form 8-K dated February 28, 2013, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 20, 2013

/s/ John. J. Ehren
John J. Ehren
President and Chief Executive Officer